FOR IMMEDIATE RELEASE

VUANCE LTD. ANNOUNCES 2009 FIRST QUARTER RESULTS

First Quarter Revenues Increase 6.5% to $4.3 Million;
Non-GAAP operating loss decreases to $481,000 compared to $663,000 in Q4 2008 and $1.6
Million in Q1 2008

Franklin, WI – May 28, 2009 – VUANCE Ltd. (NASDAQ: VUNC), a leading provider of innovative Radio Frequency Verification Solutions, including active RFID, electronic access control, credentialing, accountability and critical situation management, today announced operating results for the first quarter period ending March 31, 2009.

Operational Highlights

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Non-GAAP operational losses continued to narrow substantially. On a non-GAAP basis (see reconciliation between GAAP and non-GAAP results at the end of this press release) the Company reported a non-GAAP operating loss of $481,000 in the first quarter of 2009 compared sequentially to a non-GAAP operating loss of $663,000 in the fourth quarter of 2008 and compared to a non-GAAP operating loss of $1.6 million in the first quarter last year.

•
The Company announced it will supply and assist in the programming of a new integrated security system based on VUANCE’s proprietary Managed Automated Security Controls (MASC) system to protect the Daytona Beach International Airport (DBIA). VUANCE will develop a comprehensive security system to monitor and control all activity and movement through VUANCE’s MASC graphical interface, creating an intelligent, easy-to-use, powerful security communications network within the Airport.

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VUANCE was selected to monitor and control all activity in the Decker Lake Youth Complex, a correctional facility designed for housing youth in a Medium/High security setting, in West Valley City, Utah.

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VUANCE continues to gain traction in all of its business segments, resulting in record levels of RFP activity and a growing pipeline. U.S. Federal Government-funded projects, including a particular emphasis on spending for schools and public safety projects, have increased the total market opportunity for near-term projects.

First Quarter 2009 Selected Unaudited Financial Results

Revenues for the quarter ended March 31, 2009 increased 6.5% to $4.3 million from $4.1 million in the year-ago first quarter. The increase was largely driven by growth related to Electronic access control and to the IRMS business, partially offset by lower revenues from the European Airport project. The Company expects to complete phase one of the European Airport project, which includes the design and installation of VUANCE technology, during the second quarter and will be transitioning to the ongoing, contracted maintenance and support phase. As previously announced, VUANCE has signed a 10-year, $6.2 million contract for maintenance and support, resulting in approximately $620,000 in annual revenue to VUANCE for this phase of the project.

Gross profit decreased 8.4% to $2.3 million for the first quarter compared to $2.5 million for the prior-year first quarter. Gross profit margin for the quarter was 53.5%, compared to the 62.1% for the first quarter of 2008. The change in gross profit margins was due to a shift in the Company’s mix of revenue as revenues from electronic access control and CSMS have lower gross margin then Airport project. However, the lower margin revenues from these products typically carry lower operating expenses and therefore contribute higher operating margin. Total operating expenses from continued operations for the quarter were $3.1 million, down 28.8% sequentially compared to the $4.3 million for the fourth quarter last year and down 31.4% compared to the $4.5 million for the first quarter last year. The Company reported a loss from operations for the quarter of $744,000 compared sequentially to a loss from operations of $1.1 million and compared to a $1.9 million loss from operations in the first quarter of 2008. In the fourth quarter 2008, the operating expenses and operating loss exclude any impact of goodwill impairment charges.

Eyal Tuchman, Chief Executive Officer of VUANCE Ltd., commented, “VUANCE made solid progress in its efforts to reduce costs and narrow the Company’s operating loss. We expect continued reductions in operating expenses, and further improvement in our bottom line performance, as we move forward during 2009. Revenue for the quarter was up 6.5% compared to the first quarter last year, but was lower when compared sequentially with the fourth quarter of 2008 due to seasonality, as our first quarter is historically our slowest period of the year, and also us nearing completion and entering into the second phase of the $13.8 million contract with a European International Airport to provide for the integrated perimeter security system and border control system. We will now begin to transition into the 10-year maintenance and support phase, resulted in lower, but recurring revenue to VUANCE from this project.”

Mr. Tuchman continued, “We completed the quarter with a backlog of $8.6 million for the next 12 months and a total backlog of $47.4 million, providing optimism for the remainder of 2009. Demand for our technology and expertise has not been impacted by the recession, and RFP activity remains high. We are expecting initial revenue from relatively large projects for regional governments, backed by Federal stimulus funding, beginning in the third quarter. In addition, we continue to see improved traction in every part of our business, as airports, train stations, power plants, schools and colleges, all look to add state-of-the-art technology to help secure their facilities and protect their constituents. We remain optimistic about the remainder of the year and beyond.”

The net loss from continuing operations was $875,000, or $(0.17) per diluted share, compared sequentially to a net loss from continuing operations of $1.3 million, or $(0.24) per diluted share, for the three months ended December 31, 2008 and compared with a net loss from continuing operations of $4.0 million, or $(0.77) per diluted share, in the first quarter of 2008. The Company’s net loss was $940,000, or $(0.18) per diluted share, for the three months ended March 31, 2009, compared sequentially with a net loss of $1.4 million, or $(0.27) per diluted share in the fourth quarter of last year and compared with a net loss of $4.0 million, or $(0.77) per share for the first quarter last year. The Company used 5.3 million weighted average shares outstanding in the calculation of net loss per share for the first quarter of 2009, compared to 5.1 million for the first quarter last year. In the fourth quarter 2008, the net loss excludes any impact of goodwill impairment charges.

On a non-GAAP basis (see reconciliation between GAAP and non-GAAP results at the end of this press release), excluding non-cash stock-based compensation and amortization of intangible assets related to the SHC acquisition of $263,000 during the first quarter of 2009, the Company reported a non-GAAP operating loss of $481,000 compared sequentially to a non-GAAP operating loss of $663,000 in the fourth quarter of last year and compared to a non-GAAP operating loss of $1.6 million in the first quarter of 2008. In the first quarter of 2009, the Company’s non-GAAP net loss from continuing operations totaled $612,000 or $(0.12) per diluted share, compared sequentially to a non-GAAP net loss from continuing operations of $787,000, or $(0.15) for the fourth quarter of last year and compared to a non-GAAP net loss from continuing operations of $2.9 million, or $(0.57) per diluted share in the first quarter last year. In the fourth quarter 2008, the results exclude any impact of goodwill impairment charges.

VUANCE completed the quarter with cash, restricted cash and cash equivalents totaling $1.5 million and approximately $270,000 utilized on its accounts receivable-based credit line as of March 31, 2009. The Company is nearing completion of its review of potential Goodwill impairment charges related to its annual report, Form 20-F. The Company expects to file its 20-F by the end of June, and expects to record an impairment of its Goodwill of approximately $3.2 million. Since this review is ongoing and not yet complete, the Company is not providing an interim balance sheet for the period ended March 31, 2009 in this press release.

The Company’s financial results have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the going concern basis is dependent upon the Company having sufficient available cash resources and achieving profitable operations to generate sufficient cash flows to fund continued operations. Should the Company fail to generate sufficient cash flows from operations, it will require additional financing to remain a going concern.

Use of Non-GAAP Financial Information

In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, VUANCE uses non-GAAP measures of operational profit, net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity-based compensation charges in accordance with SFAS 123(R), amortization of intangibles assets related to acquisitions, Beneficial conversion feature and amortization of discount on convertible bonds and other related expenses. VUANCE management believes the non-GAAP financial information provided in this release provides meaningful supplemental information regarding our performance and enhances the understanding of the Company’s on-going economic performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating the business and as such deemed it important to provide all this information to investors.

About VUANCE Ltd.

VUANCE Ltd. develops and markets state-of-the-art security solutions for viewing, tracking, locating, credentialing, and managing essential assets and personnel. VUANCE solutions encompass electronic access control, urban security, and critical situation management systems as well as long-range Active RFID for public safety, commercial, and government sectors. The Company’s comprehensive product line enables end-to-end solutions that can be employed to successfully overcome the most difficult security challenges. Its Critical Situation Management System (CSMS) is the industry's most comprehensive mobile credentialing and access control system, designed to meet the needs of Homeland Security and other public initiatives. VUANCE is serious about security.

VUANCE Ltd. is headquartered in Rockville, MD. Its common stock is listed on the NASDAQ Capital Market under the symbol “VUNC.” For more information, visit www.vuance.com.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on our year-end financial statements, which could result in significant differences from this unaudited financial information. In addition, once the 2008 financial statements have been finalized and the audit is complete, the Company may be required to record a non-cash charge for the impairment of Goodwill of approximately $3.2 million. The Company expects to publish its full 2008 annual results, together with the filing of its annual report on Form 20-F with the Securities and Exchange Commission, in June 2009.

Safe Harbor

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company.  These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements arising from the annual audit by management and the Company’s independent auditors. The Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.

The Company also disclaims any duty to comment upon or correct information that may be contained in reports published by the investment community.

Investor/Media Contact
Hayden IR
Brett Maas, 646-536-7331
brett@haydenir.com

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share data)

	Three months ended March 31,
	2009		2008
	Unaudited

Revenues		$4,344	$4,079
Cost of revenues		2,021	1,543

Gross profit		2,323	2,536

Operating expenses:
Research and development		374	733
Selling and marketing		2,084	2,875
General and administrative		609	862

Total operating expenses		3,067	4,470

Operating (loss)		(744)	(1,934)
Financial expenses, net		125	2,030

Loss before taxes on income		(869)	(3,964)
Taxes on income		6	-

Net loss from continuing operations		(875)	(3,964)
Loss from discontinued operations		65	-

Net (loss)		$(940)	$(3,964)

Basic and diluted loss from continuing operations		$(0.17)	$(0.77)
Basic and diluted loss from discontinued operations	$	(0.01)	$-
Basic and diluted net loss per share	$	(0.18)	$(0.77)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share		5,273,207	5,126,677

RECONCILIATION BETWEEN GAAP TO NON-GAAP STATEMENTS OF OPERATIONS
 U.S. dollars in thousands (except share data)

	Three months ended March 31, 2009						Three months ended March 31, 2008
	GAAP		Adjustment		Non-GAAP		GAAP	Adjustment		Non-GAAP
	Unaudited						Unaudited

Revenues		$4,344	-			$4,344	$4,079	-		$4,079
Cost of revenues		2,021	(4	)(a)		2,017	1,543	(5	)(a)	1,538

Gross profit		2,323	4			2,327	2,536	5		2,541

Operating expenses:
Research and development		374	(103	)(a)(b)		271	733	(148	)(a)(b)	585
Selling and marketing		2,084	(107	)(a)(b)		1,977	2,875	(107	)(a)(b)	2,768
General and administrative		609	(49	)(a)		560	862	(62	)(a)	800

Total operating expenses		3,067	(259	)(a)(b)		2,808	4,470	(317	)(a)(b)	4,153

Operating ( loss)		(744)	263			(481)	(1,934)	322		(1,612)
Financial (expenses), net		(125)	-			(125)	(2,030)	715	(c)	(1,315)

Loss before taxes on income		(869)	263			(606)	(3,964)	1,037		(2,927)
Taxes on income		6	-			6	-	-		-

Net loss from continuing operations		(875)	263			(612)	(3,964)	1,037		(2,927)
Loss from discontinued operations		65	-			65	-	-		-

Net (loss)		$(940)	263			$(677)	(3,964)	1,037		(2,927)

Basic and diluted loss from continuing operations		$(0.17)	$0.05			$(0.12)	$(0.77)	$0.20		$(0.57)
Basic and diluted loss from discontinued operations	$	(0.01)	$-		$	(0.01)	$-	$-		$-
Basic and diluted net loss per share	$	(0.18)	$0.05		$	(0.13)	$(0.77)	$0.20		$(0.57)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share		5,273,207	5,273,207			5,273,207	5,126,677	5,126,677		5,126,677

(a)	The effect of stock-based compensation.
(b)	The effect of amortization of intangibles assets related to acquisition.
(c)	Beneficial conversion feature and amortization of discount on convertible bonds and other related expenses.